Good Morning Shinhan Securities Asia Ltd. joins Shinhan Financial Group

Good Morning Shinhan Securities Asia Ltd., an overseas subsidiary of Good Morning Shinhan Securities incorporated in Hong Kong, joined Shinhan Financial Group (the “Group”) as an indirect-subsidiary on July 19, 2007. Good Morning Shinhan Securities Asia Ltd. has a total of HKD 40 million in capital and covers businesses in securities brokerage, investment banking, and other related services. Following the incorporation of Good Morning Shinhan Securities Asia Ltd. into the Group, Shinhan Financial Group now has a total of 26 both direct and indirect subsidiaries.